Strengths, Inc.

Financial Statements
For the Years Ended December 31, 2017 and 2018,
and the Nine Months Ended September 30, 2019

Strengths, Inc.
Index
For the Years Ended December 31, 2017 and 2018, and the Nine Months Ended September 30, 2019

Page(s)

Financial Statements



CERTIFIED PUBLIC
ACCOUNTANTS AND
BUSINESS ADVISORS

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management
Strengths, Inc.
Lehi, Utah

We have reviewed the accompanying financial statements of Strengths, Inc. (a corporation), which comprise the balance sheets as of December 31, 2017; December 31, 2018; and September 30, 2019, and the related statements of operations, stockholders' equity, and cash flows for the nine month period ended September 30, 2019, year ended December 31, 2018, and October 3, 2017 (inception) to December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

WSRP, LLC

Salt Lake City, Utah
December 24, 2019

Strengths, Inc.
Balance Sheets

| | December 31, | | September 30, |
	2017	2018	2019
Assets			
Current assets			
Cash	$ 2,767	$ 61,377	$ 217,642
Accounts receivable, net	-	-	11,009
Prepaid expenses and other current assets	-	3,000	8,000
Total current assets	2,767	64,377	236,651
Intangible assets	-	89,114	134,025
Total assets	$ 2,767	$ 153,491	$ 370,676
Liabilities and Stockholders' Deficit			
Current liabilities			
Accounts payable	$ -	$ 28,687	$ 135,239
Accrued expenses and other liabilities	1,237	46,828	129,683
Deferred revenue	-	165,507	420,804
Borrowings from Founder	2,767	73,375	57,430
Borrowings, current	-	178,746	147,024
Total current liabilities	4,004	493,143	890,180
Total liabilities	4,004	493,143	890,180
Commitments and contingencies (Note 8)			
Stockholders' Deficit			
Common stock: $0.00001 par value; 25,000,000 shaes authorized; no shares issued and outstanding at December 31, 2017, 12,000,000 shares issued and outstanding at December 31, 2018 and September 30, 2019	-	-	-
Additional paid-in capital	-	1,174,840	2,565,594
Accumulated deficit	(1,237)	(1,514,492)	(3,085,098)
Total stockholders' deficit	(1,237)	(339,652)	(519,504)
Total liabilities and stockholders' deficit	$ 2,767	$ 153,491	$ 370,676

The accompanying notes are an integral part of these financial statements.

Strengths, Inc.
Statements of Operations

	Years Ended December 31,		Nine Months Ended September, 30
	2017	2018	2019
Revenue	$ -	$ 107,966	$ 432,280
Cost of revenue	-	42,992	199,330
Gross profit	-	64,974	232,950
Operating expenses:			
Sales and marketing	-	710,624	709,456
Research and development	-	389,002	407,435
General and administrative	1,237	452,928	555,351
Total operating expenses	1,237	1,552,554	1,672,242
Loss from operations	(1,237)	(1,487,580)	(1,439,292)
Other expenses:			
Interest expense	-	25,675	131,314
Total other income, net	-	25,675	131,314
Loss before income taxes	(1,237)	(1,513,255)	(1,570,606)
Provision for income taxes	-	-	-
Net loss	$ (1,237)	$ (1,513,255)	$ (1,570,606)

The accompanying notes are an integral part of these financial statements.

Strengths, Inc.
Statements of Stockholders' Deficit

	Common Stock A		Common Stock B		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount			
Balances as of October 3, 2017	-	$ -	-	$ -	$ -	$ -	$ -
Net loss	-	-	-	-	-	(1,237)	(1,237)
Balances as of December 31, 2017	-	-	-	-	-	(1,237)	(1,237)
Issuance of common stock	7,000,000	70	5,000,000	50	1,080	-	1,200
Owners investment	-	-	-	-	8,472	-	8,472
Proceeds from sale of common stock	900,000	9	-	-	449,991	-	450,000
Proceeds from SAFE Agreements (Note 10)	-	-	-	-	550,000	-	550,000
Stock-based compensation	-	-	-	-	165,168	-	165,168
Net loss	-	-	-	-	-	(1,513,255)	(1,513,255)
Balances as of December 31, 2018	7,900,000	79	5,000,000	50	1,174,711	(1,514,492)	(339,652)
Issuance of common stock	2,390,000	24	-	-	1,194,976	-	1,195,000
Stock-based compensation	-	-	-	-	195,754	-	195,754
Net loss	-	-	-	-	-	(1,570,606)	(1,570,606)
Balances as of September 30, 2019	10,290,000	$ 103	5,000,000	$ 50	$ 2,565,441	$ (3,085,098)	$ (519,504)

The accompanying notes are an integral part of these financial statements.

Strengths, Inc.
Statements of Cash Flows

	Years Ended December 31,		Nine Months Ended September, 30
	2017	2018	2019
Cash flows from operating activities			
Net loss	$ (1,237)	$ (1,513,255)	$ (1,570,606)
Adjustments to reconcile net loss to cash used in operating activities:			
Stock-based compensation expense	-	$ 165,168	$ 195,754
Changes in operating assets and liabilities:			
Accounts receivable	-	$ -	$ (11,009)
Prepaid expenses and other assets	1,237	$ (1,237)	$ -
Accounts payable	-	$ 25,687	$ 101,552
Accrued and other liabilities	-	$ 46,828	$ 82,855
Deferred revenue	-	$ 165,507	$ 255,298
Net cash used in operating activities	-	$ (1,111,302)	$ (946,156)
Cash flows from investing activity			
Purchases of intangible assets	-	$ (89,114)	$ (44,915)
Net cash used in investing activities	-	$ (89,114)	$ (44,915)
Cash flows from financing activities			
Owners Investment	-	$ 8,472	$ -
Proceeds from issuance of common stock A	-	$ 450,700	$ 1,195,000
Proceeds from issuance of common stock B	-	$ 500	$ -
Proceeds from SAFE Agreements	-	$ 550,000	$ -
Proceeds from borrowings	3,320	$ 483,490	$ 460,056
Repayment of borrowings	(553)	$ (234,136)	$ (507,720)
Net cash provided by financing activities	2,767	$ 1,259,026	$ 1,147,336
Net increase in cash and cash equivalents	2,767	$ 58,610	$ 156,265
Cash and cash equivalents			
Beginning of year	-	$ 2,767	$ 61,377
End of year	$ 2,767	$ 61,377	$ 217,642
Supplemental cash flow disclosure			
Cash paid for income taxes	$ -	$ -	$ -
Cash paid for interest	$ -	$ 25,675	$ 89,795
Noncash investing and financing activities			
none			

The accompanying notes are an integral part of these financial statements.

Strengths, Inc.
Notes to Financial Statements

1. **Organization and Summary of Significant Accounting Policies**

   Strengths, Inc. (the "Company") provides applications for coaching and human development through a software-as-a-service (SaaS) business model worldwide. The Company's SaaS platform provides tools, training, assessments, courses, and other technical resources for individual and team-based coaches in multiple industries. The Company allows professional coaches to attract more clients and helps them identify and nurture unique strengths. The Company's technology voice and Artificial Intelligence components enables larger companies to maximize the value of their training content. The Company was incorporated in the State of Delaware on October 3, 2017, and is headquartered in Salt Lake City, Utah.

   Use of Estimates
   The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include, but are not limited to, the assessment of collectability of accounts receivable, the determination of accruals, valuation of the Company's equity instruments and accounting for income taxes. Actual results could differ materially from those estimates.

   Cash
   Cash include cash on hand and cash deposited in noninterest-bearing checking accounts with two financial institutions. The Company does not hold cash equivalents at the end of each of the reporting periods presented.

   Accounts Receivable and Allowance for Doubtful Accounts
   Accounts receivable are recorded and carried at the original invoiced amount less an allowance for any potential uncollectible amounts. The Company reviews accounts receivable regularly and makes estimates for the allowance for doubtful accounts when there is doubt as to the ability to collect individual balances. In evaluating its ability to collect outstanding receivable balances, the Company considers several factors, including the age of the balance, the customer's payment history and current creditworthiness, and current economic trends. Bad debts are written off after all collection efforts have ceased. The Company does not require collateral from its customers.

   Concentration of Credit Risk
   Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, and accounts receivable. Substantially all of the Company's cash and cash equivalents are maintained with two financial institutions with high credit standings. The Company performs periodic evaluations of the relative credit standing of these institutions.

   Accounts receivable are unsecured and represent amounts due to the Company based on contractual obligations where a signed and executed contract or click-through agreement exists.

   The vast majority of the Company's billing transactions are processed through credit card payments; therefore, the balance of account receivable in the accompanying balance sheets is not material for the periods presented.

   As of December 31, 2017, December 31, 2018 and September 30, 2019, the Company did not have customers representing 10% or more of the accounts receivable net balance or net revenues.

Revenue Recognition
The Company recognizes revenues from its services provided through its platform when control of the services is transferred to the customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

The Company determines revenue recognition through the following steps:
- Identification of the contract, or contracts, with a customer
- Identification of the performance obligations in the contract
- Determination of the transaction price
- Allocation of the transaction price to the performance obligations in the contract
- Recognition of revenue when, or as, we satisfy a performance obligation

The Company generates revenues from coaching services including the Company's based materials and training sessions through its platform. The Company's services are offered to customers primarily through monthly and annual subscriptions, which underlying revenue is recognized ratably over the respective subscription period. Additionally, the Company offers workshops which are delivered over a specific period of time, generally 13 weeks, which revenue is recognized ratably over the term of the workshop. Customer refunds from cancellations and returns are recorded as a reduction to revenues.

Some customer arrangements include multiple performance obligations. We have determined these performance obligations qualify as distinct performance obligations, as the customer can benefit from the service on its own or together with other resources that are readily available to the customer and our promise to transfer the service is separately identifiable from other promises in the contract. For these arrangements that contain multiple performance obligations, the Company allocates the transaction price based on the relative standalone selling price method by comparing the standalone selling price ("SSP") of each distinct performance obligation to the total value of the contract. The Company determines the SSP based on its historical pricing and discounting practices for the distinct performance obligation when sold separately. If the SSP is not directly observable, the Company estimates the SSP by considering information such as market conditions, and information about the customer. Additionally, the Company limits the amount of revenues recognized for delivered promises to the amount that is not contingent on future delivery of services or other future performance obligations.

Cost of Revenues
Cost of revenue includes expenses related to operating our cloud platform. The primary costs of revenue include employee-related costs, including salaries, stock-based compensation expense and employee benefit costs associated with the Company's customer support, cloud operations, and IT expense.

Stock-Based Compensation
Compensation expense related to stock-based awards granted to employees and non-employees is calculated based on the fair value of stock-based awards on the date of grant.

The fair value of each common stock option is estimated on the grant date using the Black-Scholes option pricing model and a single option award approach. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected term of the option, the expected volatility of the price of our common stock, risk-free interest rates and the expected dividend yield of our common stock. The assumptions used to determine the fair value of the option awards represent the Company's best estimates. These estimates involve inherent uncertainties and the application of management's judgment. Stock-based compensation expense is recognized over the requisite service period of the awards, which is generally four years.

On January 1, 2018, the Company has adopted Accounting Standard Update No. 2016-09, Compensation - Stock Compensation: Improvements to Employee Share-Based Payment Accounting ("ASU 2016-09"), which simplifies several aspects of the accounting for employee share-based payment transactions. In accordance with ASU 2016-09, the Company elected to account for forfeitures as they occur instead of estimating the number of awards expected to be forfeited and adjusting the estimate when it is no longer probable that the employee will fulfill the service condition.

Income Taxes
The Company accounts for income taxes under an asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to an amount that is more likely than not to be realized. The Company recognizes the benefit from a tax position only if it is more likely than not that the position would be sustained upon audit based solely on the technical merits of the tax position. The Company's policy is to include interest and penalties related to unrecognized tax benefits as a component of income tax expense.

Research and Development
Research and development costs are expensed as incurred and consist primarily of salaries, contract services and subscription fees for supporting applications.

Advertising
Advertising costs are expensed as incurred. Advertising expense was approximately zero, $8,308 and $7,226 for the years ended December 31, 2017 and December 31, 2018, and the nine months ended September 30, 2109, respectively.

Legal Contingencies
The Company is subject to the possibility of legal actions arising in the ordinary course of business. The Company regularly monitors the status of pending legal actions to evaluate both the magnitude and likelihood of any potential losses. An accrual for these potential losses is made when they are probable and the amount of loss, or possible range of loss, can be reasonably estimated. Legal costs related to such potential losses are expensed as incurred. In addition, recoveries are shown as a reduction in litigation costs in the period in which they are realized.

Comprehensive Loss
Comprehensive loss is defined as the change in stockholders' equity (deficit) during a period resulting from transactions and other events and circumstances from nonowner sources. Since inception, the Company had no components of other comprehensive income (loss) and the reported net losses represent the comprehensive losses for all the periods presented.

2.   **Purchase of Intangible Assets**

In May 2018, the Company entered into a purchase agreement with a third-party (the "Seller") to acquire certain domain names for a total purchase price of $285,000, which shall be paid over a four-year term in accordance with the contractual payment schedule. Additionally, the Company and the Seller entered into an Escrow Agreement to secure the Seller's right to payments and assign title to the ownership of the domain names to the Escrow Agent until payment in full has been made by the Company, at such time the Escrow Agent shall transfer the registration of the domain names to the Company. The Company was subject to escrow and holding fees of $3,737.

Through December 31, 2018 and September 30, 2019, the Company has made cumulative payments, inclusive of the escrow and handling fees, of $89,114 and $134,025, respectively. Payments have been capitalized and reflected within intangible assets in the accompanying balance sheets. The Company has determined that the estimated useful life of the domain names is indefinite, thus they are not subject to amortization.

As of September 30, 2019, future minimum payments under this noncancelable purchase agreement consisted of the following:

	Outstanding Balance at September 30, 2019
Year ending:	
December 31, 2019 (remaining three months)	$ 14,973
December 31, 2020	59,888
December 31, 2021	59,888
December 31, 2022	19,963
Total	$ 154,712

3.   **License Agreement**

In July 2019, the Company entered into a Letter of Intent ("LOI") with Sandler Systems, Inc. ("Sandler"), which is not intended as a legally binding commitment by any of the parties. Under the LOI, the parties agreed to enter into a definitive agreement (the "Agreement") pursuant to which the Company will license to Sandler an online service for voice activated commands and read back to deliver training resources owned by Sandler (the "Sandler Product).

The initial term of the definitive agreement shall be for three years. On a monthly basis, Sandler shall pay a fee for each license sold to its customers after certain deductions, as defined.

Under the LOI, the parties agreed to deliver a commercially viable Sandler Product on or before November 1, 2019. If either party was dissatisfied with the progress on the development and the situation is not resolved within 30 days, either party had the right to terminate the Agreement immediately upon notice at any time prior to November 1, 2019. In November 2019, the Sandler Product was satisfactorily acceptance by Sandler.

In connection with the LOI, Sandler made prepayment for future license fee of $500,000, of which approximately $333,000 was received through September 30, 2019, and the remaining balance of approximately $167,000 was received through November 2019. The prepayment for future license fee is recorded within deferred revenue in the accompanying balance sheets. No license revenue has been recognized through September 30, 2019.

4.   **Founder Credit Facility**

The Founder provides the Company with his personal credit card to support working capital requirement, as needed. Borrowings under the Founder's credit card are subject to the credit card's interest rate and due upon demand. As of December 31, 2017, December 31, 2018 and September 30, 2019, the outstanding balance of borrowings under the Founder's credit card totaled $2,767, $73,375 and $57,430, respectively. Under this credit facility, the Company recorded interest expense of $418 and $6,935 for the year ended December 31, 2018 and nine months ended September 30, 2019, respectively.

5.   Unsecured Promissory Note

In December 2018, the Company entered into an unsecured Promissory Note with a third-party lender for an aggregated principal amount of $100,000 for a term of three months at a non-compounding interest rate of 4.0% per month. The Company paid in full the principal amount and accrued interest of $20,000 in the nine months ended September 30, 2019.

6.   Business Loan and Security Agreement

In November 2018, the Company entered into a Business Loan and Security Agreement with Fora Financial Business Loans, LLC ("Fora Financial") for a principal amount of $100,000 and interest amount of $29,000. The repayment schedule consists of 122 daily payments of $1,049, starting in November 2018, and followed by a final payment of $1,048 to complete a total repayment amount of $129,000. A loan origination fee of $2,000 was reduced from the principal amount.

In June 2019, the Company entered into a second Business Loan and Security Agreement with Fora Financial for a principal amount of $145,000 and interest amount of $53,650. The repayment schedule consists of 204 daily payments of $969, starting in June 2019, and followed by a final payment of $968 to complete a total repayment amount of $198,650. A loan origination fee of $2,900 was reduced from the principal amount.

Borrowings under these credit facilities are collateralized by substantially all of the Company's assets. Under these credit facilities, the Company recorded interest expense of $12,392 and $47,860 for the year ended December 31, 2018 and nine months ended September 30, 2019, respectively.

The remaining balance under these credit facilities was $78,746 and $105,505 as of December 31, 2018 and September 30, 2019, respectively.

7.   Promissory Note, Shares and Warrant Agreement

In August 2019, the Company entered into a promissory note, stock and warrant agreement (the "Promissory Note") with a third-party lender for an aggregated principal amount of $100,000 and interest amount of $10,000. The principal and interest were due and payable on or before September 16, 2019 (the "Due Date"). The Company repaid the full amount due under the Promissory Note on the Due Date.

In connection with this credit facility, the Company granted to the lender 20,000 shares of Class A Common Stock fully vested and exercisable. The fair value of these shares totaled $10,000 and was recorded as interest expense over the contractual term of the Promissory Note.

Additionally, the Company granted to the lender a warrant to purchase 200,000 shares of Class A Common Stock at an exercise price of $0.50 per share. The warrant may be exercised, in whole or in part, on or before September 16, 2021. The fair value of the warrant was $31,519 and was recorded as interest expense over the contractual term of the Promissory Note. The fair value of the warrant was estimated on the date of issuance using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0.0%; risk-free interest rate of 1.48%; expected volatility of 55.42%; and a contractual life of 2 years. As of September 30, 2019, the warrant was outstanding.

Borrowings under this credit facility were uncollateralized. Under this credit facility, the Company recorded interest expense of $10,000 for the nine months ended September 30, 2019.

8.   Commitments and Contingencies

Office Space
As of September 30, 2019, the Company operates primarily within a virtual office, employees working remotely, and may lease temporary desk space on a month-to-month basis.

Litigation
From time to time, the Company may become involved in legal proceedings, claims, and litigation arising in the ordinary course of business. As of September 31, 2019, management is not currently aware of any matters that it expects will have a material adverse effect on the consolidated financial position, results of operations, or cash flows of the Company.

9.   Common Stock

At September 30, 2019, the Company is authorized to issue 25,000,000 shares of common stock and consisted of the following:

	Shares Authorized	Shares Issued and Outstanding	Par Value	
Class A Common Stock	17,000,000	10,290,000	$	0.00001
Class B Common Stock	5,000,000	5,000,000	$	0.00001
Class C Non-Voting Common Stock	3,000,000	-	$	0.00001
Total	25,000,000	15,290,000		

The rights, privileges and restrictions of Class A Common Stock ("Class A"), Class B Common Stock ("Class B") and Class C Non-Voting Common Stock ("Class C") are set forth the Company's Certificate of Incorporation, as amended, and are summarized as follows:

Voting Rights
Each holder of Class A shall be entitled to one vote for each share. Each holder of Class B shall be entitled to ten votes for each share. Each holder of Class C shall not be entitled to vote.

Board of Directors
The number of Board of Directors ("Directors") shall be set forth by the Company's Bylaws. There shall be no less than three Directors and no more than seven Directors.

The holders of Class A, voting as a single class, shall be entitled to elect one director (the "Class A Common Director"). The holders of the Class B Common Stock, voting as a single class, shall be entitled to elect three directors (the "Class B Common Directors"). The holders of Class A and Class B, voting together as single class, shall be entitled to elect one director (the "Class A Common and Class B Common Director").

Protective Covenants
The Company shall not, without first obtaining the affirmative vote or written consent of the holders of not less than a majority of the outstanding shares of Class B, voting separately as a class: i) amend the Company's Certificate of Incorporation or Bylaws if such action would materially or adversely change the rights, privileges of Class B, ii) authorize or issue share of any class of series having any preference which are superior to Class B, iii) authorize or issue shares of any class or series of any bonds, debentures, notes or other obligations convertible into or exchangeable for, or having option rights to purchase, any shares having rights and privileges which are superior to Class B, iv) reclassify any class of any Class A, Class B or Class C into shares having rights and privileges which are superior to Class B, and v) increase or decrease the total number of authorized shares of Class A, Class B and Class C.

10. **Simple Agreement for Future Equity**

In March 2018, the Company entered into a Simple Agreement for Future Equity (the "SAFE Agreement") with certain investors (the "Investors") and received total cash proceeds for $550,000 (the "Purchase Amount"), which are reflected within stock-holders' equity in the accompanying balance sheets.

In consideration, the Company granted to the Investors the right to certain shares of the Company's capital stock, subject to the terms defined by the SAFE Agreement, which are summarized as follows:

Equity Financing
If there is an equity financing where the Company sells equity securities for an aggregate gross proceeds of at least $3,000,000 before the expiration or termination of the SAFE Agreement, the Company will automatically issue to the Investors either: (i) a number of shares of equity securities equal to the Purchase Amount divided by the price per share of the equity securities, if the pre-money valuation is less than or equal to the Valuation Cap, as defined; or (ii) a number of shares of Safe Stock, as defined, equal to the Purchase Amount divided by the Safe Price, as defined, if the pre-money valuation is greater than the Valuation Cap.

Liquidity Event
If there is a Liquidity Event, as defined, before the expiration or termination of the SAFE Agreement, the Company shall notify the Investors in writing at least five business days prior to the consummation of the liquidity event, and the Investors, at their option, either (i) receive a cash payment equal to the Purchase Amount immediately prior to, or concurrent with, the consummation of the Liquidity Event, or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the Liquidity Price, if the Investors fail to select the cash option. If there are not enough funds to pay in full the Investors electing for a cash payment (the "Cash-Out Investors"), then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price, as defined.

Dissolution Event
If there is a Dissolution Event, as defined, before the SAFE Agreement expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investors immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the Dissolution

Event, the assets of the Company legally available for distribution to the Investors (the "Dissolving Investors"), are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts.

Termination
The SAFE Agreement will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to the terms of the SAFE Agreement; or (ii) the payment, or setting aside for payment, of amounts due the Investors pursuant to terms of the SAFE Agreement.

As of September 30, 2019, the SAFE Agreements remain outstanding.

11.   Equity Incentive Plan and Employee Benefits

Stock Incentive Plan
In January 2018, the Company adopted the 2018 Equity Incentive Plan (the "Plan"), with the purpose of granting stock-based awards to employees, directors and consultants, including incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock, and restricted stock units. The Board of Directors administers the Plan. Under the Plan, the exercise price of a stock option grant must be not less than 100% of the fair market value of the common stock on the date of grant. Generally, stock options vest over four years with 25% of the option shares vesting one year from the date of grant and the remainder vesting monthly over the remaining vesting term. Stock options granted under Plan are exercisable over a maximum term of ten years from the date of grant. Stock options that are forfeited or canceled shall become available for future grant or sale under the Plan. A total of 3,000,000 shares of Class C are available for issuance under the Plan.

Stock Options
The following is a summary of option activity of the Plan:

	Shares Available for Grant	Stock Options Outstanding		Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)
Balance as of December 31, 2017	-	-	$	-	-
Authorized	3,000,000	-		-	
Granted	(2,630,469)	2,630,469		0.50	
Exercised	-	-		-	
Canceled or forfeited	-	-		0.50	
Balance as of December 31, 2018	369,531	2,630,469		0.50	
Authorized	-	-			
Granted	(1,485,266)	1,485,266		0.50	
Exercised	-	-		-	
Canceled or forfeited	1,126,042	(1,126,042)		0.50	
Balance as of September 30, 2019	10,307	2,989,693	$	0.50	9.1
Vested and exercisable as of December 31, 2018		165,469	$	0.50	9.9
Vested and exercisable as of September 30, 2019		1,350,730	$	0.50	8.9

The weighted-average grant-date fair value per share of stock options granted for the year ended December 31, 2018 and the nine months ended September 30, 2019 was $0.50 for each period. There were no stock options granted prior to the year ended December 31, 2018. All such stock options were granted with an exercise price equal to the estimated fair value of the Company's common stock at the date of grant, as determined by the Board of Directors.

The fair value of the shares of common stock has historically been the responsibility of and determined by the Board of Directors. Because there had been no public market for the Company's common stock, the Board of Directors has determined fair value of the common stock at the time of grant of the option by considering a number of objective and subjective factors including the sale of stock to independent third-party investors, operating and financial performance, the lack of liquidity of capital stock and general and industry specific economic outlook, amongst other factors.

Valuation of Stock Options and Fair Value Disclosures
The fair value of each stock option award was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Year Ended December 31, 2018	Nine Months Ended September 30, 2019
Risk-free interest rate	2.53% - 2.55%	1.57% - 1.60%
Expected volatility	55.42%	53.06%
Expected term (in years)	5.5 - 6.1	5.5 - 6.1
Dividend yield	0.0%	0.0%

- *Risk-Free Interest Rate.* The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the option's expected term.

- *Expected Volatility.* The expected volatility was based on the historical stock volatilities of a group of publicly listed comparable companies over a period equal to the expected terms of the options, as the Company does not have any trading history to use the volatility of its common stock.

- *Expected Term.* Expected term represents the period that the Company's stock-based awards are expected to be outstanding. As the Company has limited historical option exercise data, the expected term of the stock options granted to employees was calculated based on the simplified method. Under the simplified method, the expected term is equal to the average of an option's weighted-average vesting period and its contractual term.

- *Dividend Yield.* The Company has never paid dividends on the Company's common stock and does not expect to pay dividends on its common stock.

Stock-Based Compensation Expense
The Company accounts for forfeitures as they occur. The following table sets forth the total stock-based compensation expense by line items in the accompanying statements of operations:

	Year Ended December 31, 2018	Nine Months Ended September 30, 2019
Cost of revenue	$ 3,949.0	$ 33,778
Research and development	$ 5,496.0	7,674
Sales and marketing	$ 150,594.0	144,088
General and administrative	$ 5,129.0	10,214
Total	$ 165,168.0	$ 195,754

As of September 30, 2019, the unrecorded stock-based compensation balance related to stock options outstanding was approximately $415,066 and will be recognized over an estimated weighted average amortization period of 3.28 years. The amortization period is based on the expected remaining vesting term of the options.

12.   Subsequent Events

In December 2019, the Company entered into a third Business Loan and Security Agreement with Fora Financial for a principal amount of $145,000 and interest amount of $53,650. The repayment schedule consists of 204 daily payments of $969, starting in December 2019, and followed by a final payment of $968 to complete a total repayment amount of $198,650. A loan origination fee of $2,900 was reduced from the principal amount. This loan first repaid the outstanding amount on the existing outstanding loan from Fora Financial, the remaining amount of $69,420 was funded to the Company on December 20, 2019. Management has evaluated the need for disclosure and/or adjustments from subsequent events through December 24, 2019, and has determined that no other disclosures or adjustments were required to these financial statements.